UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TRANSMERIDIAN EXPLORATION

(Name of Issuer)

Common Stock, Par Value $0.0006 Per Share

(Title of Class of Securities)

89376N 10 8

(CUSIP Number)

Rachel Zhang
United Energy Group Limited
Unit 2112, 21F, Two Pacific Place,
88 Queensway, Hong Kong
(852) 2522 8287

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 22, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 89376N 10 8	Page 2 of 14 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) United Energy Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,342,742*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,116,230**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%***
14		TYPE OF REPORTING PERSON (See Instructions) CO

*Represents 5,859,761 shares of Common Stock issuable upon conversion of 220,327 shares of Senior Preferred Stock for which United holds irrevocable proxies and 12,482,981 shares of Common Stock for which United holds an irrevocable proxy.

**Represents 45,633,249 shares of Common Stock issuable upon conversion of 399,557 shares of the Senior Preferred Stock and 525,101 shares of the Junior Preferred Stock and 12,482,981 shares of Common Stock.  Both the Senior Preferred Stock and the Junior Preferred Stock are convertible to Common Stock at any time at the option of the holder of such Senior Preferred Stock and Junior Preferred Stock.

***Based on 117,092,229 shares of Common Stock outstanding as reported by the Issuer in the Investment Agreement, and 60,228,451 shares of Common Stock issuable upon conversion of (i) 482,999 shares of the Senior Preferred Stock and (ii) 710,741 shares of the Junior Preferred Stock as reported by the Issuer in the Investment Agreement.

SCHEDULE 13D

CUSIP No. 89376N 10 8	Page 4 of 14 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ZHANG HONGWEI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Disclaimed
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares of Common Stock disclaimed by Zhang Hongwei*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not applicable (see 11 above)
14		TYPE OF REPORTING PERSON (See Instructions) IN

*NEITHER THE FILING OF THIS SCHEDULE 13D NOR ANY OF ITS CONTENTS SHALL BE DEEMED TO CONSTITUTE AN ADMISSION THAT ZHANG HONGWEI IS THE BENEFICIAL OWNER OF ANY OF THE COMMON STOCK REFERRED TO HEREIN FOR THE PURPOSES OF SECTION 13(D) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, OR FOR ANY OTHER PURPOSE, AND SUCH BENEFICIAL OWNERSHIP IS EXPRESSLY DISCLAIMED.

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends the Schedule 13D filed on June 23, 2008 (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed on July 25, 2008 and Amendment No. 2 filed on August 5, 2008 (together with the Initial Schedule 13D, the “Schedule 13D”), which relates to the common stock, par value $0.0006 per share (“Common Stock”), of Transmeridian Exploration Incorporated (the “Issuer”).  Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.  All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended in its entirety and replaced with the following:

On June 11, 2008, United and the Issuer entered into the Purchase Agreements (as defined below) and an Investment Agreement, which was later amended by the Letter Agreement dated July 22, 2008 filed as Exhibit 8 to Amendment No. 1 to the Schedule 13D (as amended, the “Investment Agreement”).

On September 22, 2008, United and the Issuer entered into an amended and restated investment agreement (the “Amended and Restated Investment Agreement”), which amends and restates the Investment Agreement in its entirety.  The Amended and Restated Investment Agreement has an effective date of June 11, 2008.  Under the terms of the Amended and Restated Investment Agreement, consistent with the Investment Agreement, and the Purchase Agreements, United has agreed to, through a series of related transactions and subject to closing conditions, acquire at least 90% of the Issuer’s outstanding shares of the Preferred Stock and make a cash infusion to fund the Issuer’s ongoing capital expenditure program and working capital requirements.

The description herein of the terms of the Amended and Restated Investment Agreement and the transactions contemplated thereby is not complete and is subject to the terms of the Amended and Restated Investment Agreement, attached hereto as Exhibit 9 and incorporated herein by reference.

The following is a summary of certain provisions of the Purchase Agreements.

Sale and Purchase of Senior Preferred Stock

On June 11, 2008, United and Citadel Equity Fund Ltd (“Citadel”) entered into a Senior Preferred Stock Purchase Agreement, pursuant to which United agreed to acquire all of Citadel’s shares of Senior Preferred Stock in exchange for the Convertible Bonds.  In addition, Citadel granted United an irrevocable proxy with respect to its shares of Senior Preferred Stock.  The closing of Citadel’s Senior Preferred Stock Purchase Agreement is conditioned upon, among other things, the closing of the Tender Offer, the Exchange Offer and the Junior Preferred Stock Purchase Agreement, each of which is defined below.

On June 11, 2008, United and AIG Global Investment Corp. (“AIG”) entered into a Senior Preferred Stock Purchase Agreement, pursuant to which United agreed to acquire all of AIG’s shares of Senior Preferred Stock in exchange for $76.00 per share in cash, or at AIG’s option, in exchange for the Convertible Bonds.  In addition, AIG agreed to vote or to use its best efforts to cause to be voted its shares of Senior Preferred Stock in favor of all matters required to consummate the transactions contemplated by the Investment Agreement and AIG’s Senior Preferred Stock Purchase Agreement.  The closing of AIG’s Senior Preferred Stock Purchase Agreement is conditioned upon, among other things, the closing of the Tender Offer, the Exchange Offer and the Junior Preferred Stock Purchase Agreement.

On June 11, 2008, United and Lorrie T. Olivier (“Mr. Olivier”) entered into a Senior Preferred Stock Purchase Agreement, pursuant to which United agreed to acquire all of Mr. Olivier’s shares of Senior Preferred Stock in exchange for $76.00 per share in cash.  In addition, Mr. Olivier granted United an irrevocable proxy with respect to his shares of Senior Preferred Stock.  The closing of the transactions contemplated by Mr. Olivier’s Senior Preferred Stock Purchase Agreement is conditioned upon, among other things, the closing of the Tender Offer, the Exchange Offer and the Junior Preferred Stock Purchase Agreement.

This description of the Senior Preferred Stock Purchase Agreements is not complete and is subject to the terms of the Senior Preferred Stock Purchase Agreements, each of which are attached to the Initial Schedule 13D as Exhibits 2, 3 and 4, and incorporated herein by reference.

Sale and Purchase of Junior Preferred Stock

On June 11, 2008, United and the Key Junior Preferred Stockholders entered into the Junior Preferred Stock Purchase Agreement (the “Junior Preferred Stock Purchase Agreement” and, together with the three Senior Preferred Stock Purchase Agreements, the “Purchase Agreements”), pursuant to which United agreed to acquire all of the Key Junior Preferred Stockholders’ shares of Junior Preferred Stock for $76.00 per share in cash.  The Junior Preferred Stockholders may elect to give United written notice (the “Stockholder Election Notice”) no later than five business days prior to the closing of the Tender Offer of their election to receive shares of Common Stock, valued at a price of $1.40 per share, as part of the purchase price in lieu of cash; provided that no more than 16% of the aggregate purchase price paid to all of the Key Junior Preferred Stockholders may consist of Common Stock.  In addition, United agreed to pay to the Key Junior Preferred Stockholders, upon the closing of the transactions contemplated by the Junior Preferred Stock Purchase Agreement, a portion of the additional return amounts (the “Additional Returns”) payable by the Issuer to the Key Junior Preferred Stockholders pursuant to the 20% Junior Redeemable Convertible Preferred Stock Additional Return Agreement.

Pursuant to the terms of the Junior Preferred Stock Purchase Agreement, the Key Junior Preferred Stockholders granted United an irrevocable proxy with respect to their shares of Junior Preferred Stock.  The irrevocable proxy will become effective immediately following the closing of the Tender Offer.  Prior to the Tender Offer, the Key Junior Preferred Stockholders agreed to vote their shares of Junior Preferred Stock in favor of all matters required to consummate the transactions contemplated by the Investment Agreement (as amended and restated by the Amended and Restated Investment Agreement).  The closing of the transactions contemplated by the Junior Preferred Stock Purchase Agreement is conditioned upon, among other things, the closing of the Tender Offer, the Exchange Offer and the Senior Preferred Stock Purchase Agreements.

This description of the Junior Preferred Stock Purchase Agreement is not complete and is subject to the terms of the Junior Preferred Stock Purchase Agreement attached to the Initial Schedule 13D as Exhibit 5 and incorporated herein by reference.

Stockholder Support and Irrevocable Proxy

On September 22, 2008, Mr. Olivier and United entered into a Stockholder Support and Irrevocable Proxy Agreement (the “Olivier Proxy Agreement”) pursuant to which Mr. Olivier, solely in his capacity as a stockholder and not in his capacity as an officer or director of the Issuer, granted United an irrevocable proxy with respect to his shares of Common Stock to vote (or execute written consents) in favor of all matters required to consummate the transactions contemplated by the Amended and Restated Investment Agreement.  The Olivier Proxy Agreement also contains a provision pursuant to which Mr. Olivier shall not transfer, sell or assign his shares of Common Stock or permit any encumbrance on such shares.  The Olivier Proxy Agreement will terminate on the earlier of (a) the closing of the transactions contemplated by the Amended and Restated Investment Agreement and (b) the termination of the Amended and Restated Investment Agreement in accordance with the termination provisions contained therein.

This description of the Olivier Proxy Agreement is not complete and is subject to the terms of the Olivier Proxy Agreement attached hereto as Exhibit 11 and incorporated herein by reference.

The Tender Offer

As contemplated by the Investment Agreement and the Purchase Agreements, on August 4, 2008, United commenced a tender offer (the “Tender Offer”), to acquire, for $76.00 per share, net to the seller, without interest (i) all of the shares of Senior Preferred Stock that are not owned by the Key Senior Preferred Stockholders and (ii) all of the shares of Junior Preferred Stock that are not owned by the Key Junior Preferred Stockholders.  The Tender Offer is being conducted upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 4, 2008 and as amended September 23, 2008 (the “Offer to Purchase”), and related Letter of Transmittal, which have been mailed to each holder of Preferred Stock.

The obligations of United under the Tender Offer will be subject to a minimum 90% acceptance threshold, which includes the shares to be purchased from the Key Senior Preferred Stockholders and the Key Junior Preferred Stockholders pursuant to the Purchase Agreements, having been validly tendered and not withdrawn prior to the expiration of the Tender Offer, the written release of all initial purchasers under the additional return agreements dated as of June 18, 2007 and June 26, 2007 of their rights under such agreements, the successful closing of the Exchange Offer, receipt of the required government approvals and other customary consents and approvals for a transaction of this size and nature and the satisfaction of certain other conditions in relation to the Tender Offer.  United has expressly reserved the right under the Amended and Restated Investment Agreement to waive any such conditions, to increase the price payable in the Tender Offer, and to make any other changes in the terms and conditions of the Tender Offer subject to the terms and conditions of the Amended and Restated Investment Agreement.  In connection with the Tender Offer, the Issuer may, if requested by United, solicit consents from the holders of the Preferred Stock to make certain amendments to the certificates of designations to remove the majority of rights and covenants of the Preferred Stock and to allow the Issuer to redeem the shares of the Preferred Stock at $76.00 per share at its election.

The Tender Offer, which had an original expiration date of 12:00 midnight, New York City time, on Friday August 29, 2008, and was previously extended until September 22, 2008, has been extended until 5:00 p.m., New York City time, on Tuesday, October 7, 2008, unless further extended.  The withdrawal rights for tendered shares of Preferred Stock expired at 12:00 midnight, New York City time, on Friday, August 29, 2008.

The Amended and Restated Investment Agreement modifies, among other things, two of the conditions to the Tender Offer, as follows:  (i) the Common Stockholders  Approval (as defined in the Offer to Purchase) now includes an additional requirement that the holders of Common Stock shall vote on any matters related to any of the transaction agreements or the transactions contemplated thereby, including the issuance of New Preferred Stock, required by the American Stock Exchange (“AMEX”) to be voted on by the holders of Common Stock and (ii) the securities to be covered in the listing application to be prepared by the Issuer and submitted to AMEX shall include the Newly Issued Common Stock (as defined below) and the Additional Warrants (as defined below).  In addition, the proposed amendment to the Issuer’s amended certificate of incorporation is to authorize 1,000,000,000 shares of Common Stock (compared to 500,000,000 shares of Common Stock under the Investment Agreement).

The Exchange Offer

In addition, as contemplated by the Investment Agreement, on July 23, 2008, at United’s request the Issuer and Transmeridian Exploration Inc., a British Virgin Islands company and wholly owned subsidiary of the Issuer (the “Senior Notes Issuer”), commenced an exchange offer, pursuant to which the Senior Notes Issuer has offered to exchange its existing 12% Senior Secured Notes due 2010 (the “Senior Notes”) for new notes (the “New Notes”) and cash (as amended as discussed below, the “Exchange Offer”) and a consent solicitation pursuant to which the Senior Notes Issuer is seeking to amend certain items of the indenture governing the Senior Notes and related security documents (as amended as discussed below, the “Consent Solicitation”).  On September 23, 2008, the Issuer and the Senior Notes Issuer announced that they have amended the terms of the Exchange Offer and the Consent Solicitation.  In the Exchange Offer, the Issuer and the Senior Notes Issuer are offering to exchange $200 in cash and $800 in principal amount of the New Notes for each $1,000 principal amount of the Senior Notes.  In the event that greater than $222,157,000 principal amount of Senior Notes are validly tendered and not validly withdrawn in the Exchange Offer (such principal amount being equal to 90% of the aggregate principal amount of Senior Notes outstanding, exclusive of the $43,159,000 principal amount of Senior Notes held by United), the Issuer and the Senior Notes Issuer will (i) increase the cash amount paid and (ii) reduce the principal amount of New Notes issued, for each $1,000 principal amount of Senior Notes.  In such case, the aggregate cash amount payable will be equal to $44,431,400, plus an amount equal to 101% of the principal amount of Senior Notes validly tendered and not withdrawn in excess of $222,157,000, and this amount of cash will be allocated ratably to all holders of Senior Notes accepted for exchange; and the aggregate principal amount of New Notes issuable will be $177,726,000, regardless of the principal amount of Senior Notes tendered, and this principal amount of New Notes will be allocated ratably to all holders of Senior Notes accepted for exchange.  Upon completion of the transactions specified in the Amended and Restated Investment Agreement between the Issuer and United, the Issuer will cause the Senior Notes Issuer to offer to repurchase any Senior Notes not exchanged in the Exchange Offer in accordance with their terms.  If less than all of the Senior Notes are so repurchased, the Issuer will cause the Senior Notes Issuer to apply the amount of cash not used to fully repurchase the Senior Notes to redeem the outstanding New Notes on a pro rata basis at par plus accrued but unpaid interest to the redemption date.  The Senior Notes Issuer will not be required to redeem any outstanding New Notes unless the aggregate principal amount of the New Notes to be redeemed is at least $2.0 million.

The New Notes will have the same guarantors, coupon payment and maturity date as the Senior Notes and will be equally and ratably secured with the Senior Notes, but will not include a right of holders to have their New Notes repurchased as a result of the Swap Closing.

Additionally, pursuant to the amended terms of the Exchange Offer and the Consent Solicitation, the collateral securing the Senior Notes and the New Notes will be expanded to include intercompany indebtedness, and additional modifications will be made to certain restrictive covenants limiting the ability of the Issuer and its subsidiaries to incur indebtedness, make restricted payments, enter into transactions with affiliates and sell certain assets contained in the indenture governing the Senior Notes and the indenture that will govern the New Notes.  The amended terms of the Exchange Offer also specify that to the extent the Amended and Restated Investment Agreement is further amended in a manner that is determined by the Issuer, the Senior Notes Issuer and United to be adverse in any material respect to tendering holders of Senior Notes, the Issuer and the Senior Notes Issuer will reopen the Exchange Offer and, if necessary, extend the expiration date of the Exchange Offer, in order to allow holders of tendered Senior Notes to withdraw their tenders if they so desire.

Holders who have previously tendered Senior Notes will receive the amended total consideration set forth above and do not need to re-tender their Senior Notes or take any other action in response to the amended Exchange Offer.  Holders that tender their Senior Notes will be required to consent to the proposed amendments to the indenture governing the Senior Notes and related security documents.  In connection with the amendment of the Exchange Offer and the Consent Solicitation, no portion of the cash amount will constitute a consent payment to be paid with respect to, and no separate consent payment will be made for, consents received to the proposed amendments to the indenture governing the Senior Notes and related security documents, and therefore the Issuer and the Senior Notes Issuer have determined to remove the previous consent payment deadline for the Consent Solicitation.

The Exchange Offer is subject to a minimum 90% acceptance threshold (excluding Senior Notes held by United) and will expire at 5:00 p.m., New York City time, on Tuesday, October 7, 2008, unless further extended.

The obligations of United under the Amended and Restated Investment Agreement and the Purchase Agreements are subject to the completion of the Tender Offer and the Exchange Offer.

Amendments to the Issuer’s Charter Documents

The transactions contemplated by the Amended and Restated Investment Agreement are conditioned upon an amendment to the Issuer’s amended and restated bylaws and amended and restated certificate of incorporation (the “Amendment to the Certificate of Incorporation”) to increase the number of authorized shares of Common Stock to 1,000,000,000 and preferred stock to 15,000,000 and to make certain other changes to permit the transactions contemplated by the Amended and Restated Investment Agreement.  On August 4, 2008, the Issuer filed a preliminary proxy statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”), which reflected the transactions as set forth in the Investment Agreement.  The Issuer intends to file an amended preliminary proxy statement with the SEC, reflecting the transactions as set forth in the Amended and Restated Investment Agreement, including any modifications to the transaction structure.

In addition, certain transactions contemplated by the Amended and Restated Investment Agreement are conditioned upon the consent of holder’s of 66 2/3% of the outstanding shares of each class of Preferred Stock to amend their respective certificates of designations (to the extent and only if United does not “beneficially own” at least 66 2/3% of the outstanding shares of such class of Preferred Stock as of the Swap Closing).  The Issuer may, if requested by United, solicit consents from the holders of the Preferred Stock to make certain amendments to their respective certificates of designations to remove certain rights of the Preferred Stock and to allow the Issuer to redeem the shares of the Preferred Stock at $76.00 per share at its election.

New Classes of Preferred Stock and Board Representation

As required by the Amended and Restated Investment Agreement, immediately prior to the Swap Closing and subject to the terms and conditions thereof, the Issuer will authorize the following new series of preferred stock (the “New Preferred Stock”):  (i) 15% Series B-1 Convertible Preferred Stock due 2013, par value $0.0006 per share, of the Issuer (the “Series B-1 Convertible Preferred Stock”) and (ii) 15% Series B-2 Preferred Stock due 2013, par value $0.0006 per share, of the Issuer (the “Series B-2 Convertible Preferred Stock”).  Pursuant to the terms of Series B-1 Convertible Preferred Stock and Series B-2 Convertible Preferred Stock, the holders of such New Preferred Stock have the right to elect, separately as a class, a majority of the Issuer’s board of directors (the “Board”), which will be equal to four directors following the Swap Closing.  In addition, upon the closing of the transactions contemplated by the Amended and Restated Investment Agreement and United’s receipt of the Newly Issued Common Stock (as defined below), United will also have the right to vote on the election of the Issuer’s remaining directors, based on its ownership of Common Stock.

The Swap

The Amended and Restated Investment Agreement provides that at the Swap Closing the Issuer will issue to United:

(a)           1,512,158 shares of Series B-1 Convertible Preferred Stock (the “First Tranche Preferred Shares”), which are convertible into 108,011,288 shares of Common Stock, at the conversion price of $1.40 per First Tranche Preferred Share, in exchange for United’s:

(i)           surrender to the Issuer of all of the shares of Preferred Stock purchased by United pursuant to the Purchase Agreements and acquired in the Tender Offer, respectively; and

(ii)            payment of the First Tranche Payment, which is an amount equal to the difference between (A) $151.2 million and (B) the sum of (1) an amount equal to $100 multiplied by the number of shares of Preferred Stock surrendered by United to the Issuer and (2) the Additional Returns (the “First Tranche Payment”) to an escrow account, estimated to be approximately $14.3 million;

(b)           622,897 shares of Series B-2 Convertible Preferred Stock (the “Second Tranche Preferred Shares”), which are convertible into 33,853,096 shares of Common Stock, at the conversion price of $1.84 per Second Tranche Preferred Share, in consideration of the payment by United to the Issuer of an aggregate amount of approximately $62.3 million in cash (the “Second Tranche Payment”); provided that if the aggregate of the First Tranche Payment and approximately $62.3 million exceeds $75 million, the Second Tranche Payment may, in the sole discretion of United, be reduced by an amount equal to or less than the amount of such excess and the number of the Second Tranche Preferred Shares will be reduced proportionally;

(c)           warrants, which provide for United’s right to purchase up to 33,653,960 shares of Common Stock, at the subscription price of $1.20 per share of Common Stock (such prior subscription price equal to $2.00 per share under the Investment Agreement); and

(d)           warrants to purchase up to 5,000,000 shares of Common Stock, at the subscription price of $1.00 per share of Common Stock, the issue of which is subject to the Issuer having made the interest payment due on September 15, 2008, within the applicable grace period that ends on October 15, 2008, under the Senior Notes (the warrants described in paragraphs (c) and (d), together, the “Warrants”).

In addition, the Amended and Restated Investment Agreement provides that at the Swap Closing:

(x)           United will be required to exchange any Senior Notes and New Notes then held by it, or any of its affiliates, in exchange for:

(i)            a number of shares of newly issued Common Stock to be determined based on the aggregate principal amount of the Senior Notes and the New Notes being surrendered, divided by $0.45;

(ii)           warrants to purchase up to 150,000,000 shares of Common Stock, at the subscription price of $0.60 per share of Common Stock; and

(iii)          warrants to purchase up to 75,000,000 shares of Common Stock, at the subscription price of $1.20 per share of Common Stock (the warrants described in paragraphs (ii) and (iii), together, the “Additional Warrants”); and

(y)           The Issuer will issue to United a number of shares of Common Stock equal to the aggregate amount of the cash consideration payable in the Exchange Offer funded by United, divided by $0.45.

Immediately following the Swap Closing, the Issuer will cause the Senior Notes Issuer to make a change of control offer for the Senior Notes not accepted for exchange in the Exchange Offer as required by the Indenture, dated as of December 12, 2005, among the Senior Notes Issuer, the Issuer and certain of the Issuer’s other subsidiaries, as guarantors, and the indenture trustee, as supplemented by the First Supplemental Indenture, dated as of December 22, 2005 and the Second Supplemental Indenture, dated as of May 24, 2006.  If less than all of the Senior Notes are repurchased pursuant to the change of control offer, the Issuer will cause the Senior Notes Issuer to apply the amount of cash not used to fully repurchase the Senior Notes to redeem the outstanding New Notes on a pro rata basis at par plus accrued but unpaid interest to the redemption date.  The Senior Notes Issuer will not be required to redeem any outstanding New Notes unless the aggregate principal amount of the New Notes to be redeemed is at least $2.0 million.  In the event United funds the change of control repurchase of any Senior Notes and/or the subsequent redemption of any outstanding New Notes, the Issuer will issue to United a number of shares of Common Stock equal to the aggregate amount funded by United, divided by $0.45; provided that the number of shares of Common Stock to be issued to United under items (x)(i) and (y) above, together with any Common Stock issued to United pursuant to the funding of any change of control repurchase of Senior Notes after the Swap Closing and/or the subsequent redemption of any outstanding New Notes (together, the “Newly Issued Common Stock”), will be capped at 260,666,667 shares of Common Stock.  The issuance to United of the Newly Issued Common Stock contemplates that United (or its affiliates) will exchange or fund the exchange for cash, repurchase and redemption of $117.3 million aggregate principal amount of Senior Notes and New Notes.

Under the Amended and Restated Investment Agreement, United will no longer have the right to receive New Notes or up to an additional 580,000 shares of B-1 Preferred Stock in connection with (i) any election by United to exchange Senior Notes and New Notes held by it and/or (ii) any funding by United of the cash consideration payable in the Exchange Offer and the Issuer’s change of control offer for any outstanding Senior Notes, as was previously contemplated by the Investment Agreement.

As a result of the transactions contemplated by the Amended and Restated Investment Agreement and United’s receipt of the New Preferred Stock, the Newly Issued Common Stock, the Warrants and the Additional Warrants, United will hold up to approximately 85% of the outstanding Common Stock of the Issuer on an as-converted, fully diluted basis and will therefore acquire control of a majority voting interest in the Issuer (assuming the maximum issuance of Newly Issued Common Stock and giving effect to the full exercise of all of the Warrants and the Additional Warrants, which are exercisable after the first anniversary of the date of the Swap Closing).

Listing of Common Stock

As required by the Amended and Restated Investment Agreement, the Issuer will prepare and submit to  AMEX a listing application covering (i) the shares of Common Stock issuable upon the conversion of the New Preferred Stock and upon exercise of rights attached to the Warrants and the Additional Warrants and (ii) the Newly Issued Common Stock, and shall use its reasonable best efforts to obtain, prior to the Swap Closing, approval for the listing of such additional shares of Common Stock and Newly Issued Common Stock.

Retirement of Preferred Stock

The Issuer will take all necessary actions to retire all shares of Preferred Stock surrendered to it by United as described above immediately following the Swap Closing.

Redemption of Remaining Stock

Under the Amended and Restated Investment Agreement, the Issuer intends to redeem immediately after the Swap Closing, at the same price per share paid in the Tender Offer, all of the then outstanding shares of Preferred Stock that have not been purchased by United and surrendered to the Issuer in the Swap (the “Remaining Shares”).  The Issuer will take all necessary actions to cancel all of the Remaining Shares immediately following such redemption.

Acquisition of Common Stock Pursuant to Junior Preferred Stock Purchase Agreement

If United receives the Stockholder Election Notice pursuant to the Junior Preferred Stock Purchase Agreement, the Issuer will issue to United, and United will subscribe for and purchase from the Issuer, at a price of $1.40 per share of Common Stock, such number of shares of Common Stock in the name of United or in the name of the Key Junior Preferred Stockholders, as is designated in the Stockholder Election Notice.

Additional Agreements Contemplated by the Amended and Restated Investment Agreement

On June 11, 2008, the Issuer and United entered into an Investor Rights Agreement (the “Investor Rights Agreement”).  As a result of the entry into the Amended and Restated Investment

Agreement, on September 22, 2008, the Issuer and United entered into an amended and restated investor rights agreement (the “Amended and Restated Investor Rights Agreement”), which amends and restates the Investor Rights Agreement in its entirety.

Subject to the terms and conditions of the Amended and Restated Investor Rights Agreement, the Issuer agreed, with respect to the Newly Issued Common Stock, the New Preferred Stock (including the Common Stock issuable upon conversion thereof), and the Warrants and the Additional Warrants (including the Common Stock issuable upon exercise thereof), to grant United and subsequent transferees of United, among other things and subject to the fulfillment of other conditions, demand and piggyback registration rights and the right of first negotiation with respect to significant business combinations and similar matters.  The Amended and Restated Investor Rights Agreement will become effective as of the Swap Closing.  This description of the Amended and Restated Investor Rights Agreement is not complete and is subject to the terms of the Amended and Restated Investor Rights Agreement, attached hereto as Exhibit 10 and incorporated herein by reference.

Except as set forth in this Schedule 13D, and in the exhibits hereto and thereto, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of the form of Schedule 13D.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
Exhibit 9	Amended and Restated Investment Agreement, dated June 11, 2008 and amended and restated as of September 22, 2008, by and between Transmeridian Exploration Incorporated and United Energy Group Limited.
Exhibit 10
Amended and Restated Investor Rights Agreement, dated June 11, 2008 and amended and restated as of September 22, 2008, by and between Transmeridian Exploration Incorporated and United Energy Group Limited.

Exhibit 11	Stockholder Support and Irrevocable Proxy Agreement, dated September 22, 2008, by and between Lorrie T. Olivier and United Energy Group Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:

September 22, 2008	UNITED ENERGY GROUP
LIMITED

/s/ Zhang Hongwei
	Name:	Zhang Hongwei
	Title:	Chairman and Executive
Director

/s/ Zhang Hongwei
ZHANG HONGWEI